SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ECHO GLOBAL LOGISTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

27875T 10 1

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27875T 10 1

1.	Names of Reporting Persons Alexander Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,730,166
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,730,166
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,166
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 27875T 10 1

1.	Names of Reporting Persons Scopus Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,730,166
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,730,166
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,166
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 27875T 10 1

1.	Names of Reporting Persons Scopus Asset Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,730,166
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,730,166
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,166
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) IA

Item 1.

(a)	Name of Issuer:

Echo Global Logistics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

600 West Chicago Avenue, Suite 725, Chicago, Illinois 60654

Item 2.

(a)	Name of Person Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Alexander Mitchell

Scopus Capital, Inc. (“SCI”)

Scopus Asset Management, L.P. (“SAMLP”)

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

717 Fifth Avenue, New York, NY 10022

(c)	Citizenship:

For each Reporting Person other than Mr. Mitchell, Delaware.

For Mr. Mitchell, United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number:

27875T 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 27,907,622 outstanding shares of Common Stock as of October 25, 2017, as reported in the Issuer’s Form 10-Q filed on October 26, 2017.

Investment funds advised by SAMLP (collectively, the “Investment Funds”) directly hold 1,728,916 shares of Common Stock and 1,250 shares of Common Stock underlying options that are currently exercisable. SAMLP serves as the investment advisor to these investment funds and may be deemed to beneficially own such shares. SCI is the general partner of SAMLP and Mr. Mitchell controls SCI, and each may be deemed to beneficially own such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Investment Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 6, 2018

ALEXANDER MITCHELL /s/ Daniel Fried, attorney-in-fact
SCOPUS ASSET MANAGEMENT, L.P. By: Scopus Capital, Inc., its General Partner By: /s/ Daniel Fried Name: Daniel Fried Title: Attorney-in-Fact
SCOPUS CAPITAL, INC. By: /s/ Daniel Fried Name: Daniel Fried Title: Attorney-in-Fact